# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Logan Ridge Finance Corp., CIK 0001571329
CUSIP: 541098109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 650 Madison Avenue, 23rd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001504304-23-000009
Filed by CIK 0001504304

## Reporting persons
- Bulldog Investors, LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 2,500; shared voting power 240,279; sole dispositive power 2,500; shared dispositive power 240,279; aggregate amount beneficially owned 242,779 (9.14% of the class)
- Phillip Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,500; shared voting power 277,769; sole dispositive power 2,500; shared dispositive power 277,769; aggregate amount beneficially owned 280,269 (10.55% of the class)
- Andrew Dakos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 240,279; sole dispositive power 0; shared dispositive power 240,279; aggregate amount beneficially owned 240,279 (9.05% of the class)

## Item 1. Issuer
Name of issuer: Logan Ridge Finance Corp.
Address of issuer's principal executive offices: 650 Madison Avenue, 23rd Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Bulldog Investors, LLP
Address of principal business office or, if none, residence: Bulldog Investros LLP: 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 242,779 shares
Percent of class: 9.14
Sole power to vote or to direct the vote: 2,500 shares
Shared power to vote or to direct the vote: 240,279 shares
Sole power to dispose or to direct the disposition: 2,500 shares
Shared power to dispose or to direct the disposition: 240,279 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of Bulldog Investors, LLP, and other accounts for which Messrs. Dakos and/or Goldstein are deemed to be the benefical owners, are entitled to receive dividends and sales proceeds.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bulldog Investors, LLP: /s/ Andrew Dakos, Andrew Dakos, Partner (04/01/2025)
- Phillip Goldstein: /s/ Phillip Goldstein, Phillip Goldstein (04/01/2025)
- Andrew Dakos: /s/ Andrew Dakos, Andrew Dakos (04/01/2025)